

May 2, 2014

Via E-mail
Brian K. Ferraioli
Chief Financial Officer
KBR, Inc.
601 Jefferson Street; Suite 3400
Houston, TX 77002

> **Re:** **KBR, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 1-33146**

Dear Mr. Ferraioli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 8. Goodwill and Intangible Assets, page 72

1. With regards to your goodwill impairment testing of the IGP reporting units, you disclose on page 42 that one reporting unit in the IGP business had a carrying value that exceeded fair value by 30% thus failing step one however step two resulted in the implied fair value of goodwill exceeding carrying value by $5 million or 6%. We further note that an impairment charge of $178 million was recorded in 2012 related to the IGP business segment during an interim review and that $222 million of goodwill relates to the IGP segment. Please tell us how much goodwill relates to the IGP reporting unit that failed step one during the 2013 impairment test.

2. Further provide draft disclosure to be included in future filings that discloses for any other reporting unit that maybe at risk of failing step one of the quantitative goodwill impairment test:

- The amount of goodwill allocated to the reporting unit;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 18. Shared-based Compensation and Incentive Plans, page 101

3. We note your disclosure that the expected term of your options is determined using an average of the life of the option and vesting period under the simplified method, as historical data was not sufficient to provide a reasonable estimate. Please explain your basis that there was not sufficient historical data in determining your expected term. In this regard, we note that approximately 2.0 million options have been exercised during the past five years. Further, tell us what consideration was given to including the disclosures required by SAB Topic 14D.2 when using the simplified method, including the reason why the method was used, the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods.

Item 9A. Controls and Procedures, page 110

4. We note your Regulation S-K Item 308(c) disclosure on page 111 that states "with the exception of this first phase of our ERP implementation and the material weakness described above, there were no other changes in our internal control over financial reporting." This disclosure qualifies the implementation of the new ERP system and material weakness as a change in your internal control over financial reporting. Please provide draft disclosure to be included in future filings that clearly states, if correct, that there _were_ changes in your internal control over financial reporting that occurred during the respective period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

5. Regarding your disclosure of the material weakness identified, you state that effects of foreign currency on long term construction contracts were corrected prior to the issuance of the Company's December 31, 2013 Form 10-K. Please tell us when the material weakness first began, how the material weakness was corrected prior to the issuance of the 2013 financial statements and the impact to your current and historical financial statements. We note your disclosure on page 62 that the cumulative impact of the error did not change trends therefore did not have a material impact to previously issued financial statements. Please supplementally provide us with your SAB Topic 1:M materiality analysis that supports your conclusion that the impact to the previously issued financial statements was not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant